Via Facsimile and U.S. Mail
Mail Stop 4720

September 17, 2009

James M. Cornelius
Chief Executive Officer
345 Park Avenue
New York, New York 10154

Re: Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2008
Filed February 20, 2009
File No. 001-01136

Dear Mr. Cornelius:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director